Filed Pursuant To Rule 433

Registration No 333-286293

September 18, 2025

Grayscale CoinDesk Crypto 5 ETF GDLC Capture the crypto opportunity Grayscale CoinDesk Crypto 5 ETF ("GDLC" or the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investing involves risk, including possible loss of principal. An investment in GDLC is subject to a high degree of risk and volatility. GDLC is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in any cryptocurrency. Grayscale CoinDesk Crypto 5 ETF

Investment Strategy Grayscale CoinDesk Crypto 5 ETF is the first U.S. listed exchange-traded product that is solely invested in, and deriving value from, a basket of large cap digital assets in the form of a security while avoiding the challenges of buying, storing, and safekeeping those digital assets directly. The Fund aims for the value of the Shares (based on NAV per Share) to reflect the value of the digital assets held by the Fund (the "Fund Components") as determined by reference to their respective Index Prices or Digital Asset Reference Rates and weightings within the Fund, less the Fund's expenses and other liabilities. -- Market Price As of 09/18/2025 -- 1 Day Market Price Change As of 09/18/2025 -- Daily Volume (Shares)* As of 09/18/2025 *Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity. Why GDLC? Grayscale CoinDesk Crypto 5 ETF (GDLC) is the first crypto fund tracking the 5 most established (largest and most liquid) cryptocurrencies — covering 90% of the market*.

Exposure to Core Cryptocurrencies

Broad exposure to crypto "large caps" beyond just Bitcoin and Ether, covering 90% of the crypto market's capitalization* in one fund.

Automatic Rebalancing

Automatically rebalanced quarterly to ensure alignment with the most established market leaders** in crypto.

Powered by CoinDesk Indices

Tracks the CoinDesk 5 Index, developed by CoinDesk Indices, a leading crypto index provider.

* CoinDesk as of 08/31/2025, based on the crypto market's total investable universe.
** Most established market leaders, reflecting eligibility for U.S. exchange and custody accessibility and U.S. dollar or U.S. dollar-related trading pairs. Exclusions include stablecoins, memecoins, gas tokens, privacy tokens, wrapped tokens, staked assets, or pegged assets.

Overview

As of 09/18/2025

NAME	Grayscale CoinDesk Crypto 5 ETF	**DISTRIBUTION FREQUENCY**	None
TICKER	GDLC	**FUND INCEPTION DATE**	02/01/2018
PRIMARY LISTING MARKET	NYSE ARCA	**PUBLIC QUOTATION DATE**	11/22/2019
CUSIP	G40705108	**ETP LISTING DATE**	09/19/2025
ISIN	KYG407051088

Key Fund Information

As of 09/18/2025

ASSETS UNDER MANAGEMENT (NON-GAAP)	$931,611,851.89
SHARES OUTSTANDING	15,867,400
TOTAL EXPENSE RATIO	0.59%
BASE CURRENCY	USD
MARKETING AGENT	Foreside Fund Services, LLC
SPONSOR	Grayscale Investments Sponsors, LLC
INDEX PROVIDER	CoinDesk Indices, Inc.
FUND ADMINISTRATOR	BNY
DIGITAL ASSET CUSTODIAN	Coinbase Custody Trust Company, LLC

Performance

Daily Performance

As of 09/18/2025

NET ASSET VALUE (NAV) PER SHARE	$58.71
NAV PER SHARE 1D CHANGE ($)	--
NAV PER SHARE 1D CHANGE (%)	--
MARKET PRICE	--
DAILY VOLUME (SHARES)*	--
MARKET PRICE 1D CHANGE ($)	--
MARKET PRICE 1D CHANGE (%)	--
GAAP AUM	$931,629,018.46

PREMIUM / DISCOUNT (%) -- GAAP NAV PER SHARE $58.71 30D MEDIAN BID/ASK SPREAD (%) -- *Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity. Median 30 Day Spread is a calculation of GDLC’s median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund’s national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values. GAAP AUM and GAAP NAV Per Share represents the applicable Product’s principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product’s financial statements. Market Price NAV Per Share Volume

1 month 3 months 6 months YTD 1 year 3 years 5 years 10 years Annualized Since Inception Cumulative Since Inception Market Price, % -- NAV Per Share, % -- Benchmark Index, % -- The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Shares of any ETF are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Historical Performance NAV Per Share As of 09/18/2025 Zoom View 1 month View 3 months View 6 months View year to date View 1 year View all

1 month 3 months 6 months YTD 1 year 3 years 5 years 10 years Annualized Since Inception Cumulative Since Inception NAV Per Share, % -3.27 12.41 36.03 15.88 81.11 61.43 49.25 -- 24.94 440.60 Holdings Number of holdings: 5 As of 09/18/2025 Name Assets/Share Weight BTC Bitcoin 0.00036017 72.09% ETH Ethereum 0.00218513 17.08% XRP XRP 1.07031485 5.67% SOL Solana 0.00974119 4.12% ADA Cardano 0.65466049 1.04%

How to Invest in GDLC Grayscale CoinDesk Crypto 5 ETF (GDLC) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for GDLC on your platform of choice. GDLC Resources GDLC Fact Sheet Download GDLC Prospectus Download

GDLC Tax Primer Download FAQs Have more questions? Please reach out to a portfolio consultant at info@grayscale.com or call us at 866-775-0313. GDLC is the Grayscale CoinDesk Crypto 5 ETF - offering exposure to the market cap-weighted performance of the 5 largest and most liquid crypto assets, covering 90% of the market. Prior to uplisting, GDLC was known as Grayscale Digital Large Cap Fund. From 11/22/2019 until 09/18/2025, shares of GDLC were publicly-quoted on the OTCQX Market. On 09/19/2025, GDLC uplisted to NYSE Arca. It now creates and redeems shares on an ongoing basis as part of its ETP structure. GDLC seeks investment results that track the performance, before fees and expenses, of the CoinDesk 5 Index. GDLC carries an annual total expense ratio of 0.59%. Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a decade-long track record and deep expertise as a digital asset-focused investment platform. Investors, advisors, and allocators turn to Grayscale for single-asset, diversified, and thematic exposure. Grayscale and its affiliates do not provide tax advice. For a list of frequently asked questions, please visit our FAQ page here.

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Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent and Grayscale Investments Sponsors, LLC (“Grayscale”) is the sponsor of GDLC. Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Fund is not registered under the Investment Company Act of 1940. The Fund is subject to the rules and regulations of the Securities Act of 1933. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital assets, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Fund relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Fund. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Fund and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The CoinDesk 5 Index measures the performance of the largest and most liquid five digital assets included in the CoinDesk 20 Index. Formerly called the CoinDesk Large Cap Select Index, CoinDesk 5 reflects Bitcoin dominance in the digital asset class, while also providing exposure to Ether and other leading cryptocurrencies. Constituents are weighted by market capitalization and rebalanced quarterly. The Sponsor does not store, hold, or maintain custody of the Fund’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Fund’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Fund’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Fund. © 2025 Grayscale. All trademarks, service marks and/or trade names (e.g., G™, GRAYSCALE®, GRAYSCALE CRYPTO SECTORS™, and GRAYSCALE INVESTMENTS®) are owned and/or registered by Grayscale. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale or others we license Content from, and is protected by copyright, patent and other laws. Grayscale reserves all rights not expressly described herein. COINDESK® and the Fund's applicable reference rate (the "Index") are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Fund. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Fund or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.